UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OSI SYSTEMS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	000-23125
(State or other jurisdiction	(Commission
of incorporation or organization)	file number)

12525 Chadron Avenue, Hawthorne, California	90250
(Address of principle executive offices)	(Zip code)

Victor Sze	(310) 978-0516
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of OSI Systems, Inc. (the “Company”) for the reporting period January 1, 2022 to December 31, 2022 is filed as Exhibit 1.01 hereto and is publicly available at https://www.osi-systems.com/about-osi/ethics-and-compliance/conflict-minerals-report.*

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item	3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022

*	The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD or into the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OSI Systems, Inc.

/s/ Victor Sze	May 2, 2023
Victor Sze	(Date)
Executive Vice President, General Counsel, and Secretary